02046662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 20 2002 WASH. D.C. 155 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Press Release dated: September 17, 2002

2. Material change dated: September 17, 2002

PROCESSED SEP 24 2002 THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date September 17, 2002: By ________________________
Rupi Khanuja, Corporate Controller

CREW
DEVELOPMENT CORPORATION

September 17, 2002

TRADING SYMBOL: TORONTO & OSLO: **CRU**
FRANKFURT: **KNC**, OTC-BB-other: **CRWVF**

REVISED NEWS RELEASE

CREW DEVELOPMENT CORP. IS PLEASED TO ANNOUNCE METOREX RESULTS FOR THE FINANCIAL YEAR ENDING JUNE 30 2002 AND DECLARES 10 CENTS DIVIDEND

Crew is pleased to report positive results of its 41%-owned Metorex Group of South Africa. The press release of Metorex is attached here for information.

Metorex has, despite the depressed metal prices and a decision to place Chibuluma South on care-and-maintenance in 2002, managed to deliver positive year-end results, which clearly demonstrate the value of the company's multi-commodity structure. The group's revenue on mineral sales increased 14% and the profit was maintained at R143 million compared to R141 the previous year. Headline earning were 72.8 cents per share or R90 million. Capital investments of R98 million were directed mainly at the new copper-slag treatment plant at O'okiep and plant improvements at the Vergenoeg mine, which now appears as a world leading plant and fluorspar deposit.

The board has recommended a dividend of 10 (ten) cents (R) per share, to be paid on October 14th 2002.

"*Jan A. Vestrum*"
President and CEO

For a copy of the Metorex Results, please see
http://www.crewgroup.com/newsreleases/2002/17sep2002.htm



Metorex Limited

Registration Number 1934/005478/06
Share code MTX ISIN code 000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange and
London Stock Exchange
www.metorexgroup.com

- Earnings resilience through multi-commodity operations
- Headline earnings of 72,8 cents
- Antimony price doubles
- Fluorspar plant and deposit a world leader
- Final 10 cent dividend declared

Consolidated Results
For the financial year ended 30 June 2002

Consolidated Income Statement	Year ended 30 June 2002 (Reviewed) R000	Year ended 30 June 2001 (Audited) R000
Revenue:		
Mineral sales		
Copper	**328 217**	284 435
Zinc	**105 774**	98 415
Coal	**122 928**	116 685
Fluorspar	**119 746**	82 846
Gold	**80 291**	76 181
Antimony	**41 370**	33 416
Cobalt	**15 558**	20 723
Other	**6 441**	7 557
Gross revenue	**820 325**	720 258
Realisation costs	**127 898**	106 460
On-mine revenue	**692 427**	613 798
Cost of production	**549 023**	472 563
Depreciation	**30 397**	25 198
Mining profit	**113 007**	116 037
Other income/(expenditure)	**4 494**	(1 254)
Income before exceptional items and finance costs	**117 501**	114 783
Finance income	**5 539**	5 670
Finance costs	**(12 010)**	(4 155)
Income before exceptional items	**111 030**	116 298
Exceptional items	**(132 702)**	87
(Loss)/income before taxation	**(21 672)**	116 385
Taxation – exceptional items	**20 334**	-
Taxation - other	**(13 648)**	(24 675)
(Loss)/income after taxation	**(14 986)**	91 710
Income attributable to outside shareholders	**8 088**	3 128
(Loss)/income attributable to ordinary shareholders	**(23 074)**	88 582
Earnings per share (cents)	**(18.6)**	73.5
Headline earnings per share (cents)	**72.8**	72.4
Diluted earnings per share (cents)	**(18.6)**	70.8
Diluted headline earnings per share (cents)	**72.8**	69.8
Dividend per share (cents)	**12.0**	18.0
Proposed dividend per share (cents)	**10.0**	12.0
Earnings per share and headline earnings per share are calculated using the following:		
Income attributable to ordinary shareholders	**(23 074)**	88 582

Exceptional items net of tax	**112 368**	(87)
Exceptional items	**132 702**	(87)
Tax effect on exceptional items	**(20 334)**	-
Goodwill amortisation	**3 662**	981
Profit on sale of assets	**(3 720)**	(3 179)
Tax effect on sale of assets	**1 116**	954
Headline earnings (R000's)	**90 352**	87 251
Weighted average number of shares in issue (000's)	**124 140**	120 584
Number of shares in issue at year end (000's)	**138 970**	120 730

Consolidated Balance Sheet	**30 June 2002 (Reviewed) R000**	30 June 2001 (Audited) R000
ASSETS		
Non-current assets		
Property, plant and equipment	**239 346**	220 039
Mineral rights	**240 665**	202 687
Goodwill	**25 633**	80 661
Investments	**891**	891
Deferred tax asset	**8 031**	-
	514 566	504 278
Current Assets		
Inventories	**70 858**	46 178
Trade and other receivables	**110 809**	120 370
Taxation prepaid	**6 314**	605
Bank balances and cash	**104 622**	95 416
	292 603	262 569
Total Assets	**807 169**	766 847
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	**383 083**	325 651
Hedging and translation reserve	**10 924**	(4 903)
Retained income	**125 175**	162 746
Equity reserve	**(128 066)**	(128 066)
	391 116	355 428
Minority interest	**16 490**	14 611
Non-current liabilities		
Long-term liabilities – interest bearing	**84 907**	68 181
Long-term provisions	**48 434**	52 349
Deferred tax liabilities	**71 283**	72 089
	204 624	192 619
Current liabilities		
Trade and other payables	**102 224**	134 435
Derivative instruments	**380**	-
Short-term borrowings – interest bearing	**57 734**	28 667
Short-term provisions	**14 517**	20 326
Bank overdraft	**9 353**	7 230
Taxation	**10 731**	13 531
	194 939	204 189
Total equity and liabilities	**807 169**	766 847
Net asset value per share (cents)	**281**	294
Net tangible asset value per share (cents)	**263**	228

Consolidated cash flow statement	**30 June 2002 (Reviewed) R000**	30 June 2001 (Audited) R000
Cash generated before working capital changes	**145 147**	137 737
Working capital changes	**(62 730)**	16 090
Cash generated by operations	**82 417**	153 827
Dividends received	**47**	46
Dividends paid	**(20 706)**	(24 204)
Taxation paid	**(33 793)**	(15 391)
Finance costs	**(6 471)**	1 515
Cash inflows from operating activities	**21 494**	115 793
Cash outflows from investing activities	**(94 061)**	(151 966)
Cash inflows from financing activities	**79 161**	78 356
Net increase in cash and cash equivalents	**6 594**	42 183
Cash at beginning of year	**88 186**	44 725
Effect of foreign exchange rate changes	**489**	1 278
Cash at end of year	**95 269**	88 186

Statement of change in equity	**30 June 2002 (Reviewed) R000**	30 June 2001 (Audited) R000
Share capital	**13 897**	12 073
- Balance at start of year	**12 073**	12 043
- Issue of new shares	**1 824**	30
Share premium	**369 186**	313 578
- Balance at start of year	**313 578**	312 822
- Issue of new shares	**56 472**	756
- Share issue expenses	**(864)**	-
Reverse acquisition reserve	**(128 066)**	(128 066)
Foreign exchange translation reserve	**11 304**	(4 903)
- Balance at start of year	**(4 903)**	(6 833)
- Foreign exchange reserve	**(18 309)**	(14 561)
- Translation gain on foreign monetary item	**42 230**	23 558
- Tax effect of translation gain on foreign monetary item	**(7 714)**	(7 067)
Hedging reserve	**(380)**	
- Balance at start of year	**-**	-
- Change in accounting policy	**718**	-
- Restated hedging reserve	**718**	-
- Fair value losses for the year	**(10 227)**	-
- Transferred to income statement	**9 129**	-
Retained income	**125 175**	162 746
- Balance at start of year	**162 746**	95 848
- Net (loss)/income for the year	**(23 074)**	88 582
- Dividends distributed	**(14 497)**	(21 684)
Total equity	**391 116**	355 428

	Segmental revenue – 2002	Segmental mining profit - 2002
Copper	40%	48%
Fluorspar	15%	37%
Zinc	13%	11%
Antimony/Gold	15%	10%
Coal	15%	(6%)
Cobalt	2%	0%
	100%	100%

FINANCIAL RESULTS

The financial performance of the Group for the year has demonstrated its resilience in conditions made challenging by both internal and external factors. Internally, the difficult decision to place Chibuluma South on a care-and-maintenance plan necessitated an after tax impairment charge of R112 million, which impacted severely on the income statement. Externally, commodity prices and demand for industrial minerals came under pressure following the events of September 11. Within this environment, O'okiep, Vergenoeg, Maranda and Consolidated Murchison performed exceptionally, while Wakefield and Chibuluma West were more affected. Group headline earnings were favourably affected by deferred tax releases brought about by a change in the Zambian corporate tax rate and the reversal of previous tax charges on unrealised foreign exchange gains considered necessary after having taken professional advice.

Group revenue from mineral sales increased by 14% year-on-year, and mining profit was maintained. This demonstrates the value of the Group's multi-commodity structure and its US Dollar denominated sales base. Profit before depreciation was R143 million for the year, compared to R141 million the previous year.
The increase of 21% in the depreciation charge for the year is largely due to certain plant and equipment brought into use at the Chibuluma West mine.

FUTURE PROSPECTS

The South African mining industry is in a time of great change which could bring exciting opportunities, and our company is well positioned to benefit from these changes. The Group is engaged in discussions with a number of prospective empowerment partners as an addition to the existing partnership with Umnotho weSizwe in our coal interest. Such discussions contemplate joint venture arrangements in undertaking new projects for the Metorex Group.

CAPITAL EXPENDITURE AND COMMITMENTS

Group capital expenditure for the year totalled R98,6 million (2001: R155 million) which mainly related to the slag dump project at O'okiep, plant improvements at Vergenoeg, the acquisition of mineral rights at Wakefield and pre-production expenditure on the Chibuluma South Project.

Contracted capital commitments at 30 June 2002 amount to R1 million (2001: R32 million), whilst uncontracted commitments amount to R5 million (2001: R15 million).

Operating lease commitments which fall due within one year amount to R2,3 million (2001: R2,5 million), whilst commitments of R2,4 million (2001: R4,2 million) fall due in year two to five.

SHARES ISSUED

On 24 April 2002, Metorex issued 18,1 million new ordinary shares at a price of 320 cents per share to selected institutions, raising R57,9 million. This issue of shares for cash was oversubscribed.

AUDIT REVIEW

Deloitte & Touche, the company's auditors, have reviewed the financial results. A copy of their report is available for inspection at the company's registered office.

ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis in accordance with International Accounting

Standards. The accounting policies are consistent with those adopted in the previous year, except for the following change in accounting policy:

During the year, the group adopted IAS 39 with regard to the recognition and measurement of financial instruments for the first time. The change in policy has resulted in an adjustment of R0.7 million to the hedging reserve balance as at 1 July 2001, and a movement in the hedging reserve for the year of R1.1 million.

SAFETY

It is with regret that the Group reports the death of an employee was involved in an underground accident at Maranda, however the other operations produced commendable safety statistics and thanks are extended to all staff for their contribution to this record. Management is firmly committed to the eradication of all risks that threaten the health and safety of employees.

A.S. MALONE
Chairman

C.D.S NEEDHAM
Financial Director

DECLARATION OF DIVIDEND

Notice is hereby given that a final dividend referenced No. 005 of 10 (ten) cents per share has been declared in respect of the period ended 30 June 2002. The dividend, which is declared in the currency of the Republic of South Africa, will be paid on 14 October 2002.

The shares will commence trading ex-dividend on Monday, 7 October 2002 and the record date is Friday, 11October 2002. Share certificates may not be dematerialised or rematerialised from Monday, 7 October 2002 to Friday, 11 October 2002, both days inclusive.

By order of the board
16 September 2002

Secretaries
Meyer Wilson Marsh Inc
7 West Street
Houghton

Transfer Secretaries
Computershare Investor Services Limited
11 Diagonal Street
Johannesburg

Contact details for Metorex Limited and Corporate Advisers

Metorex Limited:
Postal : P O Box 2814, Saxonwold, 2132, South Africa
Telephone +27-11-880-3155
Facsimile +27-11-880-3322
website : www.metorexgroup.com
e-mail info@metorexgroup.com

Registrars: South African and United Kingdom

Computershare Investor Services Limited
P O Box 1053
Johannesburg
2000 South Africa
Telephone +27-(011)-370-5000

Capita IRG
Balfour House
390-398 High Road, Illford Essex
1G1 1NG England
+44 – (208)-639-1139

Company Secretaries
Meyer Wilson Marsh Inc
P O Box 1574
Houghton, 2041
+27-(011)-728-7240

Auditors
Deloitte & Touche
Private Bag X6
Gallo Manor, 2052 RSA
+27-(011)-806-5000

FORM 53-901F (REVISED)

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. September 17, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release and financial statement providing notice of the material change was issued on September 17, 2002, to the Toronto Stock Exchange and through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Crew Development Corp. is pleased to announce Metorex results for the financial year ending June 30 2002 and declares 10 cents dividend

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Crew is pleased to report positive results of its 41%-owned Metorex Group of South Africa. The press release of Metorex is attached here for information.

Metorex has, despite the depressed metal prices and a decision to place Chibuluma South on care-and-maintenance in 2002, managed to deliver positive year-end results, which clearly demonstrate the value of the company's multi-commodity structure. The group's revenue on mineral sales increased 14% and the profit was maintained at R143 million compared to R141 the previous year. Headline earning were 72.8 cents per share or R90 million. Capital investments of R98 million were directed mainly at the new copper-slag treatment plant at O'okiep and plant improvements at the Vergenoeg mine, which now appears as a world leading plant and fluorspar deposit.

The board has recommended a dividend of 10 (ten) cents (R) per share, to be paid on October 14th 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of September, 2002

Per: Jan A. Vestrum, President & CEO



Metorex Limited

Registration Number 1934/005478/06
Share code MTX ISIN code 000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange and London Stock Exchange
www.metorexgroup.com

- Earnings resilience through multi-commodity operations
- Headline earnings of 72,8 cents
- Antimony price doubles
- Fluorspar plant and deposit a world leader
- Final 10 cent dividend declared

Consolidated Results
For the financial year ended 30 June 2002

Consolidated Income Statement	**Year ended 30 June 2002 (Reviewed) R000**	Year ended 30 June 2001 (Audited) R000
Revenue:		
Mineral sales		
Copper	**328 217**	284 435
Zinc	**105 774**	98 415
Coal	**122 928**	116 685
Fluorspar	**119 746**	82 846
Gold	**80 291**	76 181
Antimony	**41 370**	33 416
Cobalt	**15 558**	20 723
Other	**6 441**	7 557
Gross revenue	**820 325**	720 258
Realisation costs	**127 898**	106 460
On-mine revenue	**692 427**	613 798
Cost of production	**549 023**	472 563
Depreciation	**30 397**	25 198
Mining profit	**113 007**	116 037
Other income/(expenditure)	**4 494**	(1 254)
Income before exceptional items and finance costs	**117 501**	114 783
Finance income	**5 539**	5 670
Finance costs	**(12 010)**	(4 155)
Income before exceptional items	**111 030**	116 298
Exceptional items	**(132 702)**	87
(Loss)/income before taxation	**(21 672)**	116 385
Taxation – exceptional items	**20 334**	-
Taxation - other	**(13 648)**	(24 675)
(Loss)/income after taxation	**(14 986)**	91 710
Income attributable to outside shareholders	**8 088**	3 128
(Loss)/income attributable to ordinary shareholders	**(23 074)**	88 582
Earnings per share (cents)	**(18.6)**	73.5
Headline earnings per share (cents)	**72.8**	72.4
Diluted earnings per share (cents)	**(18.6)**	70.8
Diluted headline earnings per share (cents)	**72.8**	69.8
Dividend per share (cents)	**12.0**	18.0
Proposed dividend per share (cents)	**10.0**	12.0
Earnings per share and headline earnings per share are calculated using the following:		
Income attributable to ordinary shareholders	**(23 074)**	88 582

Exceptional items net of tax	**112 368**	(87)
Exceptional items	**132 702**	(87)
Tax effect on exceptional items	**(20 334)**	-
Goodwill amortisation	**3 662**	981
Profit on sale of assets	**(3 720)**	(3 179)
Tax effect on sale of assets	**1 116**	954
Headline earnings (R000's)	**90 352**	87 251
Weighted average number of shares in issue (000's)	**124 140**	120 584
Number of shares in issue at year end (000's)	**138 970**	120 730

Consolidated Balance Sheet	**30 June 2002 (Reviewed) R000**	30 June 2001 (Audited) R000
ASSETS		
Non-current assets		
Property, plant and equipment	**239 346**	220 039
Mineral rights	**240 665**	202 687
Goodwill	**25 633**	80 661
Investments	**891**	891
Deferred tax asset	**8 031**	-
	514 566	504 278
Current Assets		
Inventories	**70 858**	46 178
Trade and other receivables	**110 809**	120 370
Taxation prepaid	**6 314**	605
Bank balances and cash	**104 622**	95 416
	292 603	262 569
Total Assets	**807 169**	766 847
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	**383 083**	325 651
Hedging and translation reserve	**10 924**	(4 903)
Retained income	**125 175**	162 746
Equity reserve	**(128 066)**	(128 066)
	391 116	355 428
Minority interest	**16 490**	14 611
Non-current liabilities		
Long-term liabilities – interest bearing	**84 907**	68 181
Long-term provisions	**48 434**	52 349
Deferred tax liabilities	**71 283**	72 089
	204 624	192 619
Current liabilities		
Trade and other payables	**102 224**	134 435
Derivative instruments	**380**	-
Short-term borrowings – interest bearing	**57 734**	28 667
Short-term provisions	**14 517**	20 326
Bank overdraft	**9 353**	7 230
Taxation	**10 731**	13 531
	194 939	204 189
Total equity and liabilities	**807 169**	766 847
Net asset value per share (cents)	**281**	294
Net tangible asset value per share (cents)	**263**	228

Consolidated cash flow statement	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
Cash generated before working capital changes	**145 147**	137 737
Working capital changes	**(62 730)**	16 090
Cash generated by operations	**82 417**	153 827
Dividends received	**47**	46
Dividends paid	**(20 706)**	(24 204)
Taxation paid	**(33 793)**	(15 391)
Finance costs	**(6 471)**	1 515
Cash inflows from operating activities	**21 494**	115 793
Cash outflows from investing activities	**(94 061)**	(151 966)
Cash inflows from financing activities	**79 161**	78 356
Net increase in cash and cash equivalents	**6 594**	42 183
Cash at beginning of year	**88 186**	44 725
Effect of foreign exchange rate changes	**489**	1 278
Cash at end of year	**95 269**	88 186

Statement of change in equity	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
Share capital	**13 897**	12 073
- Balance at start of year	**12 073**	12 043
- Issue of new shares	**1 824**	30
Share premium	**369 186**	313 578
- Balance at start of year	**313 578**	312 822
- Issue of new shares	**56 472**	756
- Share issue expenses	**(864)**	-
Reverse acquisition reserve	***(128 066)***	*(128 066)*
Foreign exchange translation reserve	**11 304**	(4 903)
- Balance at start of year	**(4 903)**	(6 833)
- Foreign exchange reserve	**(18 309)**	(14 561)
- Translation gain on foreign monetary item	**42 230**	23 558
- Tax effect of translation gain on foreign monetary item	**(7 714)**	(7 067)
Hedging reserve	**(380)**	
- Balance at start of year	**-**	-
- Change in accounting policy	**718**	-
- Restated hedging reserve	**718**	-
- Fair value losses for the year	**(10 227)**	-
- Transferred to income statement	**9 129**	-
Retained income	**125 175**	162 746
- Balance at start of year	**162 746**	95 848
- Net (loss)/income for the year	**(23 074)**	88 582
- Dividends distributed	**(14 497)**	(21 684)
Total equity	**391 116**	355 428

	Segmental revenue – 2002	Segmental mining profit - 2002
Copper	40%	48%
Fluorspar	15%	37%
Zinc	13%	11%
Antimony/Gold	15%	10%
Coal	15%	(6%)
Cobalt	2%	0%
	100%	100%

FINANCIAL RESULTS

The financial performance of the Group for the year has demonstrated its resilience in conditions made challenging by both internal and external factors. Internally, the difficult decision to place Chibuluma South on a care-and-maintenance plan necessitated an after tax impairment charge of R112 million, which impacted severely on the income statement. Externally, commodity prices and demand for industrial minerals came under pressure following the events of September 11. Within this environment, O'okiep, Vergenoeg, Maranda and Consolidated Murchison performed exceptionally, while Wakefield and Chibuluma West were more affected. Group headline earnings were favourably affected by deferred tax releases brought about by a change in the Zambian corporate tax rate and the reversal of previous tax charges on unrealised foreign exchange gains considered necessary after having taken professional advice.

Group revenue from mineral sales increased by 14% year-on-year, and mining profit was maintained. This demonstrates the value of the Group's multi-commodity structure and its US Dollar denominated sales base. Profit before depreciation was R143 million for the year, compared to R141 million the previous year.
The increase of 21% in the depreciation charge for the year is largely due to certain plant and equipment brought into use at the Chibuluma West mine.

FUTURE PROSPECTS

The South African mining industry is in a time of great change which could bring exciting opportunities, and our company is well positioned to benefit from these changes. The Group is engaged in discussions with a number of prospective empowerment partners as an addition to the existing partnership with Umnotho weSizwe in our coal interest. Such discussions contemplate joint venture arrangements in undertaking new projects for the Metorex Group.

CAPITAL EXPENDITURE AND COMMITMENTS

Group capital expenditure for the year totalled R98,6 million (2001: R155 million) which mainly related to the slag dump project at O'okiep, plant improvements at Vergenoeg, the acquisition of mineral rights at Wakefield and pre-production expenditure on the Chibuluma South Project.

Contracted capital commitments at 30 June 2002 amount to R1 million (2001: R32 million), whilst uncontracted commitments amount to R5 million (2001: R15 million).

Operating lease commitments which fall due within one year amount to R2,3 million (2001: R2,5 million), whilst commitments of R2,4 million (2001: R4,2 million) fall due in year two to five.

SHARES ISSUED

On 24 April 2002, Metorex issued 18,1 million new ordinary shares at a price of 320 cents per share to selected institutions, raising R57,9 million. This issue of shares for cash was oversubscribed.

AUDIT REVIEW

Deloitte & Touche, the company's auditors, have reviewed the financial results. A copy of their report is available for inspection at the company's registered office.

ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis in accordance with International Accounting

Standards. The accounting policies are consistent with those adopted in the previous year, except for the following change in accounting policy:

During the year, the group adopted IAS 39 with regard to the recognition and measurement of financial instruments for the first time. The change in policy has resulted in an adjustment of R0.7 million to the hedging reserve balance as at 1 July 2001, and a movement in the hedging reserve for the year of R1.1 million.

SAFETY

It is with regret that the Group reports the death of an employee was involved in an underground accident at Maranda, however the other operations produced commendable safety statistics and thanks are extended to all staff for their contribution to this record. Management is firmly committed to the eradication of all risks that threaten the health and safety of employees.

A.S. MALONE
Chairman

C.D.S NEEDHAM
Financial Director

DECLARATION OF DIVIDEND

Notice is hereby given that a final dividend referenced No. 005 of 10 (ten) cents per share has been declared in respect of the period ended 30 June 2002. The dividend, which is declared in the currency of the Republic of South Africa, will be paid on 14 October 2002.

The shares will commence trading ex-dividend on Monday, 7 October 2002 and the record date is Friday, 11October 2002. Share certificates may not be dematerialised or rematerialised from Monday, 7 October 2002 to Friday, 11 October 2002, both days inclusive.

By order of the board
16 September 2002

Secretaries
Meyer Wilson Marsh Inc
7 West Street
Houghton

Transfer Secretaries
Computershare Investor Services Limited
11 Diagonal Street
Johannesburg

Contact details for Metorex Limited and Corporate Advisers

Metorex Limited:
Postal : P O Box 2814, Saxonwold, 2132, South Africa
Telephone +27-11-880-3155
Facsimile +27-11-880-3322
website : www.metorexgroup.com
e-mail info@metorexgroup.com

Registrars: South African and United Kingdom

Computershare Investor Services Limited
P O Box 1053
Johannesburg
2000 South Africa
Telephone +27-(011)-370-5000

Capita IRG
Balfour House
390-398 High Road, Illford Essex
1G1 1NG England
+44 – (208)-639-1139

Company Secretaries
Meyer Wilson Marsh Inc
P O Box 1574
Houghton, 2041
+27-(011)-728-7240

Auditors
Deloitte & Touche
Private Bag X6
Gallo Manor, 2052 RSA
+27-(011)-806-5000